UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DUSA Pharmaceuticals, Inc.

File No. 1-31533 - CF#33325

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DUSA Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2006 and a Form 10-Q filed on November 9, 2007.

Based on representations by DUSA Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	File on	Confidential Treatment Granted
10(aa)	10-K	March 10, 2006	through January 12, 2017
10(a)	10-Q	November 9, 2007	through January 12, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Deputy Secretary